SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re Underwriters of Initial Public Offering of TAT's Subsidiary, Limco-Piedmont Inc., Exercise Their Over-Allotment Option in Full dated July 24, 2007.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

Underwriters of Initial Public Offering of TAT's Subsidiary, Limco-Piedmont Inc., Exercise Their Over-Allotment Option in Full

Tuesday July 24, 8:00 am ET

GEDERA, Israel, July 24 /PRNewswire-FirstCall/ -- TAT Technologies Ltd.(NASDAQ:

TATTF - News; the "Company") announced today that Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated have exercised their over-allotment option in full and have purchased an additional 440,000 shares of common stock from Limco-Piedmont and 220,000 shares of common stock from the Company.

Net proceeds to Limco-Piedmont from the offering are expected to be approximately $41.7 million. Net proceeds to the Company from the offering are expected to be approximately $8.7 million. The Company expects to recognize a gain, before taxes of approximately $ 26.5 million based on its sale of 855,000 shares and the sale of 4,205,000 newly issued shares by Limco-Piedmont.

The underwriters of the offering are Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated. Copies of the final prospectus may be obtained from Oppenheimer & Co. Inc., 125 Broad Street, 15th floor, New York, NY 10004, Telephone (212) 668-8000. Electronic copies of the registration statement are available from the Securities and Exchange Commission's website address at www.sec.gov.

A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission. This announcement shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of such jurisdiction.

About Limco-Piedmont Inc.

Limco-Piedmont Inc. provides maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Limco- Piedmont's four Federal Aviation Administration certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco-Piedmont specializes in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, propellers, landing gear and pneumatic ducting. In conjunction with Limco-Piedmont's MRO services, Limco-Piedmont is also an original equipment manufacturer of heat transfer equipment for airplane manufacturers and other related products. Limco-Piedmont's parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

Limco-Piedmont was incorporated on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated in Oklahoma in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies Ltd. from 1992 to 1995.

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

    Company Contact:

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +1-972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                                   (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: July 24, 2007